Exhibit 99.1

Eve’s March 2022 Investor Day

March 25, 2022

Sônia Bridi—Master of Ceremony

Legal Disclaimer

Welcome to Eve’s March 2022 Investor Day.

I would like to first remind everyone that this presentation may contain forward-looking statements including, but not limited to, Eve’s and Zanite Acquisition Corp.’s expectations or predictions of financial and business performance and conditions, expectations or assumptions as to product development and performance (including but not limited to the timing of development milestones), competitive and industry outlook and the timing and completion of Eve’s business combination with Zanite. Forward-looking statements are inherently subject to risks, uncertainties and assumptions and they are no guarantee of performance. I encourage you to read Zanite Acquisition Corp.’s filings with the SEC for a discussion of the risks that can affect the business combination, Eve’s business and the business of the combined company after completion of the proposed business combination.

Sônia Bridi - Master of Ceremony

Hello,

I am Sônia Bridi. I am a journalist, an author and I will be hosting you today. Welcome to Eve’s Investor Day. All events like this are very important, but today there’s something special. After all, we are going to talk about one of the most disruptive technologies of our generation. Eve is hosting this event to share its vision of the urban air mobility emerging market and its revolutionary technologies. We will be together for the next two hours with an intense agenda. Eve’s top executives will join me in the studio to showcase their holistic approach to the urban air mobility market, also known as UAM market. We will also have a direct contribution from big names of the aviation ecosystem throughout the event. Today’s agenda begins with Eve’s top executives talking about the company’s origin and mission. Then, we will talk about what guides the product development, give you an overview of Eve’s transaction and the global demand for urban air mobility. We will also explain the advantages of Eve’s eVTOL configuration. I am not sure if everyone knows, “eVTOL” is how this type of aircraft is called and stands for electrical vertical take-off and landing vehicle. Then comes the strategy for the certification process and the entire network of services. After a brief break, we will discuss the key points of the operation. We will talk about the economics of the transaction, the business model and partnerships that Eve thinks will make it a protagonist in the global UAM market. At the end of the event, you will have a better understanding of Eve’s role in this market and how the company will contribute to the widespread use of eVTOL’s globally. The event is digital, we are at a distance, but we want you to be part of this very special moment. Here next to the window where you’re seeing me is our chat. Send your comments, your opinion, tell people what you are thinking about the event, of our ideas, our urban mobility concept and we want you to have all the information in hand. So, if you have any questions or if you want to know more about any details that haven’t been mentioned, send your questions through the box below. We will have two Q&A sessions, one before the break and one at the close of the event in which we will attempt to answer most of the questions from the audience. Good, message is given, let’s get started! And let’s start with the star of the day. Ladies and gentlemen, with you, Eve.

Video

Urban mobility currently causes severe constraints to a city’s economic growth and its population’s quality of life.

Urban air mobility and its electric flying vehicles will bring a sustainable alternative mode of transport for urban and inter-city commute.

And it is not just about eVTOLs, Eve is creating the infrastructure, services, fleet operations and air-traffic management for the whole ecosystem with our global partner network.

Our solutions combine Eve’s human-centric design with Embraer’s 50-year history of engineering expertise.

For the last 25 years, Embraer has developed and certified more than 30 aircraft models. Eve has this expertise in its DNA.

With a passion for innovation and a collaborative mindset, we are reimagining mobility in a safe and sustainable way for everyone, everywhere.

Eve, mobility reimagined.

Sônia Bridi—Master of Ceremony

Ready to embark on this new world of urban mobility? So, to start talking more about this project—they’re already here dying to join me at the studio—Andre Stein and Jerry DeMuro, Co-CEOs of Eve.

Welcome, Stein and Jerry!

Andre Stein – Co-CEO, Eve

Thank you, Sônia! Welcome everyone! And Good morning, Jerry!

Jerry DeMuro – Co-CEO, Eve

Good morning and bom dia to you Stein!

Andre Stein – Co-CEO, Eve

I don’t know how you are feeling, but I am very, very happy. After all these years of hard work, Eve is about to take off.

Jerry DeMuro – Co-CEO, Eve

I am very excited as well Stein! But, first of all, thanks to everyone for joining us today. It is a very important day for us. You can be sure that we have prepared this event with our full commitment. After all, we want this day to also be of value for each and every one of you. Right, Stein?

Andre Stein – Co-CEO, Eve

Absolutely right! And we want to start this event with the testimonial from two strategic companies for this dream to come true: Embraer and Zanite. First let’s make connection with Francisco Gomes Neto, CEO and President at Embraer. Then we will hear the thoughts of Ken Ricci, from Zanite.

Francisco Gomes Neto –CEO, Embraer

Hello everyone! It is a pleasure to be here with you all at Eve’s Investor Day! The wave of mega trends that creates new market forces is making innovation even more imperative. Rapid transformation in technological advances are pushing the limits of companies all over the world. At Embraer we are powered by innovation, which is the major driver of growth for the company since its foundation. Sustainability is also at the heart of our business, and we strongly believe that sustainability can accelerate innovation within the company and drive business growth towards a better world. In this sense, Embraer believes that Eve can address many of these challenges in the transition to a low-noise level and zero-carbon emission aviation, at the same time, this energy transition will enable the reinvention of air mobility and the development of new market opportunities, and for this purpose, Embraer launched in 2020 Eve Urban Air Mobility, a new and independent company dedicated to developing products and services globally and through strategic partnerships. We are very excited with the progress of our eVTOL. A vehicle with 100% electric propulsion, designed for urban air mobility. Now to accelerate the development of this new market, Eve has entered into a definitive business combination with Zanite, carefully chosen by their deep know-how and experience in the air transport market. Eve has access to thousands of skilled Embraer employees. Full support of Embraer’s leadership, a competent and passionate team and use of Embraer global infrastructure. The strategic alignment with Embraer provides Eve with significant cost and execution advantages, relative to other UAM participants. With this in mind, Eve and Embraer will lead the development of the new urban air mobility ecosystem and pave the way for a new era of aviation.

Kenneth Ricci, Co-CEO of Zanite Acquisition Corp.

First of all, let me say that I’m honored to be here and very excited to be entering into this merger with Eve.

When Zanite began over a year and a half ago, our vision was to invest in electrification, urban mobility, the future of aviation if you will. And we put together a great board of directors and people that knew the aviation space and we looked at virtually all the opportunities that were in the area. We’ve had hundreds of… we’ve looked at hundreds of opportunities, we actually talked to several dozens of management presentations and we really landed on Eve as the being most opportune… the best opportunity that we had and really for 4 reasons.

One, is that Eve’s vehicle is a simple design and it’s… a simple design means several things, one is that it’s not complicated… it’ll be less complicated to manufacture and certify, I will note that we weren’t interested in tilt rotors, there’s never been a civilian certification of a tilt rotor. Also, when you have a simplified design it also means lower operating costs, and although we like to think about all these exotic vehicles and think about them all coming into the market, the reality is, that this is coming into service because of its lower operating cost and because it will be attractive to the market for that, and so that is where simplified design comes from.

Number two is that we voided any opportunities where companies wanted to both build the vehicle and operate it. So when their business model was both an airline and the manufacture we thought that was a bridge too far, we thought that, in many cases we’d be competing with customers, the market for this is going to be enormous, so we are better off to have more opportunities and then limit those by running the operating system, not to mention the capital needs that will be required if you were to both operate the vehicle and build it.

And, number 3 was really around the likelihood, people talk about the likelihood of certification. We didn’t talk about the likelihood of certification, we care about production. It’s very nice to build and exotic vehicle, it is very nice to get it certified but that doesn’t make it marketable.

You have to prove, you have to get a production certificate, you have to prove that the vehicle can be built to the same standards and only after you have the capabilities of bringing the airplane, the vehicle into production, can you then generate revenue.

So, when people would talk to us about time to certification that didn’t mean so much, we were more concerned about time to revenue, and so only Embraer and only the Eve platform we felt understood the complications of bringing the vehicle into production, particularly in the quantities that we are talking about producing the vehicle.

And then finally, urban air mobility is going to be a huge market, and we didn’t necessarily, it isn’t a monopoly, there will be many operators that will survive in the market. We didn’t necessarily think that we needed to be the first to the market, we needed to be the best in the market, and as these markets grow, the best vehicle will survive, and will be successful, will be the most successful!

And when you think about the prime markets for air mobility we tend to often think about them as being US-centric. We think about them transporting people in place of Uber, and you’ll even hear of urban mobility as being the next Uber, but the reality is there will be many opportunities for this vehicle outside the United States. They will be in high-density areas, in third-world countries, they’ll be used for medical services in places that have remote operations.

And when you start thinking about the air mobility market as being worldwide, you come back to the fact that only Embraer has the distribution, has experience in the worldwide market, both in sales and in support.

And so, for those four reasons we are pleased and excited to have Eve as a merger partner and we look forward to a very exciting future.

Andre Stein – Co-CEO, Eve

Thanks Francisco! Thanks Ken! It is very important for Eve to have the confidence and support of these two great partners.

At Eve, we believe mobility is a key to make life more fluid and cities more livable, and this gives us even more certainty of our mission, and that is to bring affordable air mobility to all, connecting people and giving their time back in a safe and sustainable way.

And one of our objectives today is to articulate how we plan to deliver on this mission.

But to fully appreciate where we are going, it is helpful to first understand where we are coming from. We began back in 2017 as a project within Embraer – specifically with the creation of EmbraerX, Embraer’s market accelerator. X meant exponential, as EmbraerX was created to find disruptive opportunities for exponential growth opportunities, just like urban air mobility.

Incubating this project within EmbraerX allowed us the freedom to access the potential of the brand-new market, develop and test various business models and engage with collaborators from across the ecosystem.

It was during this chapter of our development, that we made key decisions regarding our business plan, including:

•	the design choice of our aircraft,

•	our collaborative approach to fleet operations, and

•	our recognition of the importance of a full stack solution, that includes service and support, as well as air traffic management capabilities.

We also defined our core principles, that continue to guide Eve to this day, including:

•	a focus on true urban mobility, where we can provide society with another choice of mobility to avoid the burdens of traffic congestion,

•	a focus on democratizing the benefits of air mobility, so that passengers from all walks of life can access affordable, safe and accessible transportation, and

•	finally, a passion for transforming aviation into a green industry, by embracing electrification, and putting sustainability at the heart of our activities.

In October 2020, we made the decision that the project was mature enough to separate ourselves from Embraer, as per the original plan, making Eve the first company to graduate from EmbraerX. We saw this decision as a win-win. On one hand, we had even more freedom to be agile, challenge the status quo, and embrace new ideas. But, through an ongoing partnership with Embraer, we could also leverage the strengths of a true leader in the aviation industry. Then, just last December, we announced our pending merger with Zanite Acquisition Corp. We expect this transaction to provide Eve with several benefits including:

•	access to significant levels of growth capital,

•	an even greater level of visibility with customers, partners, and other stakeholders, and

•	advantages in attracting top tier talent to join our team.

So, this has been an incredibly exciting evolution thus far. And, as someone who was there at the very beginning, I am so proud of our accomplishments to date, and even more excited about the journey ahead. On that note, I will now ask Jerry DeMuro to share his perspectives on our strategic positioning.

Jerry DeMuro – Co-CEO, Eve

Sure, stein!

In September 2021, I made the decision to step off the board of Zanite and join Eve as Co-CEO. I made this leap because I view urban air mobility as a once-in-a-generation opportunity, and I view Eve as the company best positioned to capitalize on this transformational opportunity. My perspective is rooted in the following discriminating factors:

First, is the market.

This is obviously an enormous market, but what is important is that we have chosen to focus on the largest segment of this market. True urban mobility.

And we are developing a full-stack solution, that will allow Eve to address the entirety of this market.

Our solution is second.

Eve has chosen a vehicle design and fleet operations model, that are, in my view, the most practical, capital efficient and scalable approach in the industry.

Next, our team.

We have assembled an all-star group of executives, employees and board members, with significant aviation experience.

In other words, this is not the first rodeo for this team.

Then there is the support from Embraer.

Obviously, full support from Embraer provides Eve with huge benefits, in terms of global resources, proven execution capabilities and significant cost advantages.

Then there is our partner network.

The quality and breadth of our partner network is something that I’m particularly proud of.

Not only do our partners provide a strong endorsement of Eve and our prospects, but we gain enormous leverage by aligning with these industry leaders.

And finally, there’s our level of revenue visibility.

We believe we have built the largest and most diverse order backlog1 in the industry, comprised of over eighteen hundred vehicles from 19 different launch customers. To put this into perspective, this order backlog provides revenue visibility that exceeds our first four years of aircraft deliveries, anticipated in our business plan. You will hear much more about these aspects from the Eve team throughout today’s session. But in summary, Stein, I believe we have the right combination of business fundamentals and execution advantages to establish Eve as a premier player in the urban air mobility market.

[1]	Order backlog is based on non-binding letters of intent.

Andre Stein – Co-CEO, Eve

Me too, Jerry! Even more because, in addition to all the points you explained, at Eve we believe that the human-centric approach is the best way to move forward. To talk more about this topic, let’s give way to Flavia Ciaccia, our vice president of user experience.

Flavia Ciaccia – Vice President of User Experience, Eve

Good morning! I am Flavia Ciaccia, vice president of user experience at Eve and I will detail what guides our product and service design.

At Eve, how Stein mentioned it, we embrace a human-centered design mindset. That means that we always question ourselves if what we are doing is the right solution and if we are delivering the right value proposition to the stakeholder. To do this, we test hypotheses. We go out of the building to talk and to observe what people are doing, what they need to accomplish and the difficulties they face during this process. Still, this outside-in approach helps us better understand the ecosystem where we will be working and its interdependencies. This knowledge is translated into new solutions, design drivers, requirements, and recommendations for our products and services. The human-centered design mindset also helps the company to save time and money by focusing on the right things: meeting the stakeholders’ needs and expectations.

As a result, we bring a safer, affordable, and greener option for those who need to move faster within large cities.

An important point is that we envision a future where we can provide mobility as a service. A door-to-door solution that connects people and things through air and ground.

So, we have a massive opportunity here to design the future of transportation.

Not only more inclusive and better in terms of overall experience for passengers, but also to create an entire new ecosystem that will benefit operators, service providers, communities, and municipalities.

In order to achieve this goal, we understand that it is essential to work in a collaborative way with all the players involved in this new service.

That´s how we’re going to bring it to the market and develop a solution that will actually be adopted for all. By involving stakeholders from all segments in the design process, we can uncover and account for specific needs and roadblocks from the beginning.

To finish, another important aspect of human-centered mindset is to be open to experimentation and validation of our solutions with users throughout the development. The idea is to guarantee that we are delivering valuable solutions and, if not, change the course and implement modifications. For that we use mock-ups, proof of concepts, virtual and augmented reality experiments, living labs and simulations in general. Well, as you have seen there are many advantages to a human-centered design mindset. And I can assure you that it was fundamental to the project that you will see here.

Thank you very much and I will call back Sônia Bridi to announce the next speaker. I won’t go too far because in a little while I’ll be back to give more details of the project.

See you later!

Sônia Bridi—Master of Ceremony

Thank you so much, Flavia!

To follow that, I want to call Eve’s CFO, Edu Couto, to share with you details of the transaction.

Welcome, Edu!

Eduardo Couto—Chief Financial Officer, Eve

Hello, I’m Edu Couto, Chief Financial Officer at Eve.

I would like to start with an overview of Eve’s transaction.

We put in place a unique deal that combines multiple partners with a long history in aviation, fully aligned to position Eve as a relevant player in the eVTOL market.

We are combining the strengths of the third largest global OEM (Embraer), with the aviation experience of our SPAC sponsor, Zanite, and its group of companies and several strategic partners with great know-how in aviation.

This is the key element that makes our transaction so special and different from any other.

We expect to raise more than $500 million in new money at the closing of Eve’s transaction in the second quarter of 2022.

This cash comes from a robust PIPE of $347 million that has:

•	the participation of Embraer with $175 million,

•	the SPAC sponsor with $25 million,

•	and a large group of strategic and financial partners with $147 million.

I would like to emphasize the quality of our PIPE investors.

They will bring not only money to Eve, but also help our company in the certification process, entry into service, and the development of the entire ecosystem.

We were able to upsize of our PIPE in $42 million, since the deal announcement last December, with the addition of new and important partners, like Thales, Space Florida and Acciona, despite all the market volatility.

This is another proof that our investors are fully committed to Eve. They believe in our project, and they are looking to the long term. The cash from this transaction will significantly de-risk our project, as we are raising a good amount of resources to be used in the certification and entry into service of our eVTOL.

This equity offer combined with future debt finance lines that we may have access from private and public banks to fund manufacturing capex, will be very important to our success.

Now, to portray everything I said, I would like to show a short animation that we have prepared, illustrating all those differences of our transaction.

[animation is played]

Thank you very much for your time and I am available to answer the questions you may have. Please send it through platform. I will meet you in the Q&A session.

Stay now again with Sônia Bridi, who will introduce a very important moment of our event.

See you later!

Sônia Bridi - Master of Ceremony

Thank you, Edu!

Let me just point out that: anybody who wants to send us questions can use the box that is below the chat, ok?

And Edu has also given a spoiler of our next topic. Let’s understand the global demand for urban air mobility.

And for that, I call back to the studio Jerry & Stein.

Andre Stein – Co-CEO, Eve

Thank you, Sônia!

One of the reasons we are so excited about our mission at Eve, is that the urban air mobility market is expected to be big.

Jerry DeMuro – Co-CEO, Eve

Maybe you can share some thoughts as to how large Stein.

Andre Stein – Co-CEO, Eve

Very, very big!

In the spring of 2021, we engaged KPMG to conduct an assessment of the UAM market. KPMG concluded that overall UAM market could reach over $30 billion per year in 2030, growing to $58 billion in 2035 and $119 billion in 2040. That confirms our preliminary view, and adds up to aggregated revenue opportunity of three quarters of a trillion dollars2.

And, while estimates may vary by source, there is a common understanding that urban air mobility presents a massive new growth opportunity. It is not often that an entirely new mode of transportation is created, but we are watching this play out before our eyes, and Eve is one of the key players leading this revolution in urban mobility.

And, Jerry, what are the forces driving this revolution?

Jerry DeMuro – Co-CEO, Eve

First are the related factors of urbanization and traffic congestion.

Over half the world’s population now lives in urban settings. And that is projected to increase in the coming years. At the same time, traffic congestion has become a nightmare, particularly in cities like Rio or São Paulo in Brazil, leading to enormous time and productivity losses.

Second is the urgent need to reduce global carbon emissions.

Transportation is the largest contributor of greenhouse gas emissions according to the EPA. We are seeing a rapid transition to electrified vehicles in the automotive industry, and that same transition has begun in aviation.

And third are rapid advances in technologies, such as advanced batteries, distributed electrical propulsion systems and autonomous piloting capabilities. They are enabling a new generation of efficient, green, and safe community-friendly aircraft.

So, the next question becomes, will consumers really buy into this new mode of transportation? What do you think, Stein?

Andre Stein – Co-CEO, Eve

Well, what we think and what we’ve learned based on our own research and backed by third-party studies is that the answer is oh yeah!

[2]	From 2025 to 2040.

First, UAM can save people their most valuable resources: time.

For example, a typical car trip from Miami airport to South Beach could take anywhere from 45 minutes to 90 minutes depending on traffic. We can fly the same trip in just 7 minutes.

Second, we expect the cost of UAM services to be comparable to ground transportation. For example, a 30 km or a 20 mile trip with a taxi or ride share app, like JFK-Manhattan, could cost between $70 to $120. We believe the comparable price for an initially piloted eVTOL trip, would be around $100 and that’s at entry into service, and with future autonomous operations, the comparable price could be just $50.

Based on a modeling tool, created in a partnership with MIT, we can actually figure out how many and where are viable urban mobility routes in any given urban sprawl, like Miami and New York or any similar city, where there are dozens of potential routes.

Now, to better understand the perspective of the user, we did several user assessments, engaging around 15,000 people from over 30 countries. By the way, even the name of the company came out of one of these survey #nameyourevtol.

Almost 90% of the people that were surveyed said that they could use UAM at least once a month. And 40% at least once a week!

We also found that over 80% of consumer surveyed would pay a 50% or greater premium over a taxis to save commute time.

So in short, the consumer value proposition is compelling, and demand is there.

Jerry, to finish our panel, could you talk about the global scale of UAM?

Jerry DeMuro – Co-CEO, Eve

Absolutely! The size of the total addressable market is the reason why people are so bullish about the market.

Analysts recognize the UAM sector will scale very quickly and become a global phenomenon.

Back to the modeling work we did with the MIT tool, we looked at a hypothetical route network in Miami and calculated the need for 88 routes and 32 vertiports in this market alone.

So, you can appreciate the revenue potential as you extrapolate the Miami routes and infrastructure to other cities inside the US and globally.

And it is important to underscore the global nature of this market. When KPMG sized this market, they looked at the 84 largest cities and metro regions around the world, including North America and South America, Western Europe, the Gulf Region, Asia, Pacific and Australia.

The global nature of the UAM market presents both opportunities and challenges. The revenue potential is substantial, but UAM providers will need to:

•	scale quickly,

•	establish a local presence in key markets around the world, and

•	also secure the Air Operation Certificates required in these markets.

This will be a complex, time consuming and expensive endeavor for any new entrant.

However, we have some unique advantages at Eve, as we look to address the global market.

First, we can leverage Embraer’s existing infrastructure, located in 80 countries, allowing us to create a global presence almost instantly.

Next, we are pursuing the fleet operations market with partners, so we can leverage their local resources and expertise and also scale our own operations efficiently on a partner-by-partner basis.

Andre Stein – Co-CEO, Eve

So, Jerry, let’s finish our panel with a summary of global demand:

•	we are talking about a market that could potentially reach three quarters of a trillion dollars $0.76 Global TAM by 2040[3],

•	the market potential is fueled by powerful industry tailwinds and strong consumer demand,

•	this is a truly global market that is expected to scale very rapidly, and

•	Eve is particularly well positioned to capitalize on this global market opportunity.

Jerry DeMuro – Co-CEO, Eve

Stein,

I think that we have managed to go through all the points. But, if someone has any questions, please send it over and we will be more than happy to answer them.

We’ll now turn it back to Sônia Bridi.

Sônia Bridi - Master of Ceremony

Jerry and Stein, what a presentation!

You can get a glimpse of the revolution this sector is going to cause.

Now we have another important participation in the event.

Joining us from a remote location, is Will Heyburn, Chief Financial Officer at Blade.

Will Heyburn - Chief Financial Officer, Blade

I’m Will Heyburn, Chief Financial Officer at Blade. We are thrilled to be partnering with Eve as we prepare to transition our global air mobility ecosystem to electrical vertical aircraft like Eve’s in the very near future.

Blade has built the world’s largest operating urban air mobility company. Whether it’s transporting a heart from a hospital helipad or helping a business person catch a flight from JFK, we are aggregating the best use cases in the world today for Eve’s aircraft.

Blade has now built the largest operating urban air mobility company in the world. We’re serving our customers using conventional aircrafts today, but everything we’re doing, aggregating infrastructure, building technology, and making our customers happy is designed to prepare for the transition to electrical vertical aircraft, like Eve’s, in the very near future.

Having flown hundreds of thousands of customers over our history, we know that our flyers will love the new Eve aircraft. Particularly we think they’ll be excited that it is quiet, reliable and emission free.

[3]	From 2025 to 2040.

Additionally, we know that the communities we serve around the world are going to appreciate how quiet this aircraft is. Overtime we believe that it’ll allow us to expand our infrastructure footprint even further, creating new ways to connect our flyers to the communities that they care about using the Eve aircraft.

The Blade/Eve relationship is also a perfect fit for our asset like model. Blade will not own or operate the Eve aircraft. Instead, working with Eve and its network of partners, Blade will pay by the hour for flights flown, consistent with the way we work today.

Eve and Blade make a fantastic team. Eve, backed by Embraer’s decades of airspace experience, is in a perfect position to develop the world’s leading electrical vertical aircraft.

Sônia Bridi - Master of Ceremony

Well, by now, with the speeches that opened our event, it is possible for you to get a taste of the coming reality.

But how about starting to see all of this in action? How about getting to know Eve’s eVTOL better?

For this mission, I will call to the studio Luiz Valentini, CTO at Eve.

Welcome, Valentini!

Luiz Valentini - CTO, Eve

Hello, everyone! I’m Luiz Valentini, CTO at Eve Air Mobility.

After several years as an engineer at Embraer I had the opportunity to participate in a really unique project in life: the design and conception of an eVTOL. Like me, I think many of you have had the childhood dream of this type of vehicle. How many movies have tried to guess what that kind of vehicle would look like? Now our society is really very close to realizing this dream. And I must say that being a part of it is challenging, but really amazing.

First of all, it is important to make it clear that our job is not to design a new executive jet or a helicopter; these are very familiar nowadays. In the case of eVTOL vehicles there are many companies working simultaneously, with different resources and solutions.

And there is still a wide range of configurations being developed, there are many possibilities, we have a lot of freedom to create.

In this context, the most important thing is to always keep in mind the company’s mission. And Eve’s is very clear: a human centric approach to urban mobility.

So, all we have discussed and defined for setting up our eVTOL is to ensure that we offer the right vehicle for the urban mobility mission. You will see that the development of the vehicle prioritized the most appropriate characteristics for this mission keeping in mind both the passengers and the communities where it will be operated.

So let’s start talking about the vehicle configuration!

One of the most attention-grabbing features is that is has various rotors or, as we call it, distributed propulsion. The reason for this is simple. And very important: safety.

The various rotors make the eVTOL more robust in terms of operation, for unexpected conditions and for any rotor failure. After all, it’s not just one rotor. They’re eight of them!

Another important aspect of the vehicle is its lift + cruise configuration.

This means that the vehicle has dedicated rotors for vertical flight and fixed wings to fly on cruise.

This means no components changing position during flight!

And, with simplicity, we are able to combine the functionality of take-off and landing vertically with energy efficiency in cruise, when the rotors are turned off and the eVTOL flies like an airplane.

This is several times more energy-efficient than flying with the rotors on, so much less battery energy being spent. Additionally, it has fewer mechanisms and systems, which reduces maintenance and operational costs.

Have you seen how we have only incorporated characteristics that allow us to deliver value for our mission of urban mobility?

One thing I would like to point out is that our eVTOL is being developed with the features that I have explained so that the project is feasible within a reasonable time.

The vehicle will enter into service with a pilot onboard and a capacity for up to four passengers. This same vehicle will be capable of becoming autonomous after a few years of operation, which is currently also part of the design considerations.

In short: a simple robust vehicle that can go into operation in the short term.

Well, let’s talk now about some more specific aspects of the vehicle in action.

The large rotors you see on the vehicle are sized to decrease the power for hover flight, allowing it to hover when needed and saving energy for cruise. In addition, large rotors have lower blade loading, reducing the noise emission during takeoff and landing.

Now look that the vehicle has already made the transition to cruise, without changing the position of the components. All very simple!

Here the fixed wings come into play. Notice that the rotors are turned off, with the lift coming from the wings, resulting in a much lower noise level, and much lower energy consumption, as I mentioned earlier.

After cruising, the vehicle transitions back to hover flight repeating the same steps described earlier, now in reverse sequence: the lift rotors are turned back on, while the power on the pushers is decreased, decelerating the vehicle for hover flight and landing.

Did you enjoy the trip?

In addition to all the qualities and characteristics of our vehicle that you have just seen, Eve will develop this product in a model that is very advantageous to achieving the project goals, which is through a partnership with Embraer.

Through this partnership, we have access to all background IP, both in terms of technical solutions and processes that have been developed by Embraer over the years in other airplane projects.

For example, the fly by wire flight control system, with which the vehicle interprets the pilot’s commands to ensure consistency in response and protection in the flight envelope.

This command is indispensable for eVTOL and it is something complex to develop at the necessary integrity level for an aeronautical vehicle, but Embraer has been developing it in four previous generations of aircraft, including the recently introduced E2 family and C-390 military aircraft.

Another important point is Embraer’s extensive history with man-machine interface, which enables the pilot to interface with all of the vehicle systems. It is important, of course, that the pilot can connect with the vehicle and always know what is happening.

In a nutshell, the experience of Embraer in all aspects related to the technical development of aeronautical products will strengthen Eve in the development of this vehicle.

Ensuring safety and consistency required for aerial operation in urban environment and with people on board, can be accomplished by just a few companies in the world.

As important as the development of the vehicle, is showing compliance with all of the certification requirements. Thus, is important to have alongside Eve a background that connects with the regulatory agencies and the process of obtaining the type certificate of the vehicle.

But before we get into this topic, I’d like to call for a statement Marion Blakey, member of the board of directors at Eve and former administrator of the Federal Aviation Administration, the certification authority of the United States.

Marion Blakey - Board of Directors, Eve

Hello! I’m Marion Blakey, a member of the board of directors of Eve.

Since my early days in aviation, and here we are talking about the Federal Aviation Administration, NTSB- National Transportation Safety Borders- as well as in industry, I’ve been watching the problem with congestion in our cities, in our roads and highways, and I’m convinced that a part of the solution to our congestion problems is in the air, Urban Air Mobility, because I think that we as passengers, consumers, are going to need to get medium to short range distances with aircrafts that are safe, fast, cost efficient and environmentally friendly.

That is why I joined the board of Eve, because I think Eve has the full stack. It’s a wonderful aircraft design. The ability to maintain those aircrafts in a global basis, and also the ability to manage air traffic in an urban setting with small aircrafts.

Why do I say this? Because Embraer is behind the development at Eve and it’s bringing it to market. We all know that Embraer has formidable experience when it comes to engineering, design products, great leadership, that is borne out by decades of experience bringing aircrafts to market successfully, and therefore, I think we are going to see another in that series of successful aircraft, Eve.

Because I do believe that Eve is going to be a part of the solution to our future transportation needs, and I’m excited to be a part of it!

Luiz Valentini - CTO, Eve

Testimonials like this make us even more inspired to deliver the best eVTOL for urban transport.

But, as I said, let’s talk now about another key point for the project to gain wings, which is the certification process.

We will have ANAC, Brazil’s National Civil Aviation Agency, as a primary certification authority.

This means that the full content of compliance with the certification requirements will be seen by ANAC.

Other authorities will validate this. They will see parts of the content created for certification but will not have to see the complete set.

Having ANAC as a primary certification authority is an advantage because we already have the processes established with them.

In addition, ANAC’s analysis time tends to be shorter because it has fewer projects in progress as a primary certification authority than other agencies in the world.

Furthermore, this ongoing process has already been validated in other recent successful aircraft developments by Embraer, which has even been awarded for their management accomplishments.

And to complement this Embraer process, we have also early experimentations inspired by start-ups’ fail fast experience.

It is a process that allows us to develop a greater maturity and a greater technical knowledge even at the beginning of the development process.

Then, once we have this evaluation, we can follow the path already established by Embraer.

That is, having the possibility to follow this process complemented by this phase of initial experimentation and doing this with ANAC is a path that we see as being very solid for the certification of the vehicle.

As an engineer, I can say that we can’t wait to see our eVTOLs bringing ease and convenience to the day-to-day life of cities.

If there’s any doubt, please send your question to Q&A which will happen in a few minutes.

Thank you very much for your time.

Sônia Bridi - Master of Ceremony

Thank you, Valentini, for sharing with us some of the most important technical aspects of your eVTOL.

Now let’s make a direct connection with an iconic company.

Let’s hear from Rob Watson, president at Rolls-Royce Electrical.

Ready?

Rob Watson - President, Rolls-Royce Electrical

Rolls-Royce is delighted to partner with Eve air mobility solutions, as they deliver their eVTOL aircraft and an urban air traffic management system to a global market.

Working in strategic partnership, we’ll help Eve develop their power train and energy-storage system design, combining our joint aviation expertise, capability on technology to lead the way in open air mobility.

This opportunity builds on our long standing relationship with Embraer, with whom we have successfully collaborated on a range of airspace projects and allows us to further develop a truly world class engineering partnership.

We are always looking to develop innovative engineering solutions, and Eve’s eVTOL platform and urban air management solution has huge potential in an accelerating and dynamic new market where Rolls-Royce sees significant opportunity for growth.

That’s why we will both partner with and invest in Eve. Rolls-Royce Electrical will bring to the team market leading experience in airspace electrical power and propulsion. Having powered some of the most innovative and advanced engineering programs in advanced air mobility to date.

The opportunity to bring a world class platform to market in collaboration with Eve will be a new and exciting landmark in our own electrical journey and in the group’s journey to the net zero.

Sônia Bridi - Master of Ceremony

Now let’s see what Eve accomplished so far, considering the program milestones and Embraer contributions to its footprint.

Play the video, director!

Video

We are working to transform our eVTOL from a concept into a reality. Eve is accelerating the global urban air mobility ecosystem with a start-up mindset and backed by Embraer’s more than 50 years of aviation history.

We have reached multiple milestones, including the first flight of the engineering simulator in July 2020. In October 2020, the first Proof of Concept flew.

Last month, we formalized the process for obtaining a Type Certificate for our eVTOL with the Brazilian Civil Aviation Agency, which has a bi-lateral agreement with the Federal Aviation Administration.

We also performed tests using a helicopter to exercise the perception systems that will make fully-autonomous flights possible in the future.

Together with Embraer, we have access to most talented and experienced aeronautical engineers, including more than five thousand employees.

Both Eve’s and our peers’ eVTOLs will benefit from Embraer’s trusted global service and support network.

We are also developing a new air traffic management system, which incorporates the lessons learned from Embraer’s existing air traffic management portfolio.

That is how we are reimagining urban air mobility. In a safe, sustainable way for everyone everywhere

Eve, mobility reimagined.

Sônia Bridi - Master of Ceremony

Congratulations to all.

We all know that efficient service and support is key for the success of any operation.

And to explain the structure of Eve services and the fleet operations approach, I invite to the stage Luiz Mauad, vice president of services and fleet operations.

Welcome, Mauad!

Luiz Mauad - Vice President of Services and Fleet Operations, Eve

Hello, I’m Luiz Mauad, vice president of services and fleet operations.

I am responsible for our eVTOL service and support offerings, as well as our strategy to enter the market for eVTOL passenger services.

I have joined Eve a little over a year ago, and had previously spent 14 years with Embraer, most recently responsible for aftermarket strategy for commercial, executive and defense segments.

Let me start with an overview of Eve’s service and support functions.

We plan to offer a full portfolio of services to support our customers. We expect our portfolio to include material services, vehicle maintenance and pilot training, among other services. We will also be collecting a great amount of data, which we expect to monetize through analytics offerings.

In summary, we will look to be a one-stop-shop for our customers as they operate eVTOLs globally.

And these services are not limited to Eve vehicles. We plan to take an agnostic approach and also provide these aftermarket services for third-party eVTOLs as well.

So why are services such a focus for Eve?

First: service & support is a vital aspect to fleet operations. Simply put, without aftermarket services, aircraft do not fly. And given that UAM is a brand-new market, we see a golden opportunity to establish Eve as a first mover and leader in this area.

Second: service capabilities are a key selling point for aircraft customers. In other words, we believe our aftermarket services will drive more sales of our eVTOLs, creating a virtuous cycle.

Third: aftermarket services represent an attractive source of revenues. Revenues that tend to be both predictable and quite profitable. To put this into perspective, Embraer generated over $1 billion of services & support revenue during the last 12 months, representing 23% 4of total revenue.

And fourth: we have unique and compelling advantages in this area. Embraer has a global service and support footprint that spans 80 countries, with more than 70 owned and authorized service centers, and more than 20 warehouses. Through our master services agreement with Embraer, Eve will have access to these facilities at attractive cost-based pricing. Embraer has built a reputation for providing world-class aircraft support services. It is this same passion for customer satisfaction that permeates our service and support organization.

Next, I would like to discuss our approach to the fleet operations market.

We do plan to participate in the operation of eVTOLs to support passenger services. In fact, we expect fleet operations to represent nearly 20% of our revenues by 2030.

However, our approach to fleet operations is very unique. We plan to participate in this market in collaboration with partners.

So what does that mean? We will align ourselves with established operators of fixed wing aircraft and helicopters, as well as ride-sharing platforms, and approach the UAM market together, sharing both revenue and risks.

To be clear, we do not plan to carry eVTOLs on our own balance sheet, and we do not expect to sell tickets to passengers. We will leave those responsibilities to our partners.

We will, instead, contribute with our expertise in eVTOL design, operation and service, and also support our partners with global infrastructure and support capabilities.

We firmly believe our approach to fleet operations is the winning model for the following reasons:

Capital efficiency. Because we will not own the vehicles, we expect to maintain our asset-light model, and thus require less capital to fund our business plan.

Scalability. We believe we will establish a global fleet operations presence more quickly and efficiently, by leveraging the established footprints of our partners. We believe this approach will allow us to scale more rapidly on a partner-by-partner basis, rather than building our own capabilities city-by-city.

Lower risk. We expect our partnerships will allow us to share execution risks and also leverage the expertise of our partners. It would be unwise for Eve to attempt to create an airline from scratch, when we can instead partner with the best operators in the industry.

Lastly, our collaborative approach allows us to participate in fleet operations without competing with our eVTOL customers.

I will also briefly introduce you the urban air traffic management concept created by Eve. It is a collection of systems, services and technologies, to support the integrated operation of UAM vehicles in low-level airspace.

It enables the optimized performance and safety of UAM operations, driving towards autonomy.

[4]	23% of total revenue in Q4 2021 and 27% in the twelve months ended December 31, 2021.

Eve is developing software solutions that will advance the UATM concept, serving as a key enabler to the implementation and scalability of UAM as well as a viable business opportunity through the sales of the services to: air navigation service providers, urban authorities, fleet operators, vertiport operators, and other UAM stakeholders.

To finish, while we believe this is the right model for our solutions, it has been gratifying to see our partners also embrace this approach.

Now, I will turn things back over to Sônia.

Thank you!

Sônia Bridi—Master of Ceremony

Thank you, Mauad!

Now we have a video that shows a simulation of how the entire operation of the eVTOL will be.

We will have a look from both a consumer point of view, as well as the benefits it brings to urban mobility.

Play the video, director!

Video

The simulation allowed us to understand several points, such as the use of the airspace in greater depth, and also realize that the airport needs some adjustments in terms of flexibility, in terms of assisting every and any type of service that urban air mobility will offer.

The most important lesson for us was that the infrastructure must be ready for the various possibilities that urban air mobility will bring.

Eve did a fantastic job of passengers’ time valorization, especially at both ends of the process. It was supported by the fast and safe transportation that Helisul made in 10 to 11 minutes, from a highly complex route on certain days.

It endorsed the idea of time valorization, including passengers in general. We have 49 years of experience transporting passengers by helicopter, and several variables for urban air mobility were surprising to us. So, although we have a vast knowledge on the subject, we acquired know-how that will be super useful to improve the passenger journey, the aircraft journey and the maintenance journey.

Sônia Bridi—Master of Ceremony

Very well! Everybody back?

So, let’s go to the final part of the event!

We’ve already given you an overview of the business. You have seen the company’s potential, the product, the global demand. You heard testimonials from companies that corroborate the project.

Now let’s get deeper into the most important points of the operation.

And for starters, I’d like to call Stein and Jerry again.

Please, the stage is yours!

Andre Stein – Co-CEO, Eve

Thanks, Sônia! And hi, everyone, again!

Developing, certifying and scaling a full stack urban air mobility solution is an ambitious endeavor.

To be successful requires significant levels of experience, innovation and resources.

But, in the aviation industry, cost considerations often mean the difference between success and failure of any program.

Here at Eve, we believe we have significant cost advantages, both in terms of our differentiated business model, and the operation of our aircraft.

Let us spend a moment on both topics.

Jerry DeMuro – Co-CEO, Eve

Thanks Stein!

As you know by now, one of our key advantages is access to a wide range of Embraer resources, through the terms of our master services agreement.

These world-class resources of Embraer are available to us on a contractual basis at very attractive cost-based pricing.

First: we have access to a wide array of infrastructure, that would be incredibly expensive and time consuming to create from scratch.

This includes: flight-test infrastructure, wind tunnels, flight simulators, service and support facilities around the world and the largest runway and extensive flight-test facilities in the south hemisphere.

We have instant access to these resources, and can utilize them on an as-needed basis, thereby saving significant costs along the way.

Second: we have access to an army of Embraer employees, approximately 5,000 in total, that are available to support Eve, on a first-priority basis.

This workforce includes 1,600 named aeronautical engineers, that are among the most talented and experienced in the industry.

We are able to pull from this pool of employee talent at any point, and flex-up and flex-down, based on our needs.

We believe this “as-a-service model” provides us with a substantial advantage, both in terms of resources and cost efficiencies.

Finally, given our significant base of operations in Brazil, we are able to take advantage of lower labor costs, compared to North America and Western Europe.

This, while also leveraging some of the best aviation talent in the world. Talent that is already available, in this highly competitive global job market.

Together, this foundation provides Eve with important execution advantages. In fact, according to our financial benchmarking, it also provides a significant opex and capex advantage over our peer group.

Isn’t that right, Stein?

Andre Stein – Co-CEO, Eve

Right! And we intend to use those advantages to democratize air travel, by making UAM flights accessible for passengers from all backgrounds and potential needs.

But affordable ticket prices are driven by the costs to operate the aircraft itself. And in this area, we believe that Eve excels.

We have designed our vehicle, from day one, to deliver a compelling cost of operation.

It starts with our practical lift plus cruise design. As you had seen, our aircraft leverages fixed wings for lift while in cruising mode, improving battery efficiency, which is one of the biggest eVTOL costs considerations.

Our aircraft is also designed to be flown intuitively, leveraging our 5th generation fly-by-wire, an advanced pilot-machine interface, which optimizes pilot training and staffing costs – another major operating expense.

Valentini also showed that our aircraft does not employ complex mechanisms, like tilt rotors, that can impact reliability and maintenance costs.

And our simple design, combined with our design for maintainability experience also means enhancing utilization rates.

And our aircraft design does not depend on major breakthroughs in technology. Instead, we are blending the best of proven technologies from Embraer, with new innovations developed specifically for this aircraft.

We have also designed our aircraft for low-cost and scalable manufacturing.

This is a core competency that has been instilled in our team by virtue of our Embraer heritage.

Every element of the aircraft—from the design itself, to the materials and components, to the manufacturing approach—is being optimized for cost and quality.

Over a 50 year history in the aviation industry, Embraer has been recognized as a leader in terms of quality, reliability and cost.

We are committed to ensuring this level of excellence continues here at Eve.

Jerry DeMuro – Co-CEO, Eve

Absolutely, Stein!

An efficient and reliable vehicle is certainly important, but those vehicles need to be sustained once in operation, and we expect this to be a global market.

As stated earlier, here too we have a distinct advantage, in our ability to leverage Embraer’s existing global support and maintenance network.

We do not have to consume precious capital to create infrastructure to support the vehicles operated by our customers around the world.

And is an important point worth noting that we do not intend to compete with our customers, we do not intend to vertically integrate, and will be selling aircraft versus keeping them on our balance sheet.

We have established partnerships around the globe. Those partners will be responsible for operations and, where it makes sense, we may partner bringing our unique capabilities.

This partner-by-partner, city-by-city approach is not only be very efficient. It allows us to focus our capital on product development and scale more efficiently!

And now, for further details on the business model, revenue and so on, we will give way to Eve’s CFO, Edu Couto, who you have already met.

Eduardo Couto—Chief Financial Officer, Eve

Thanks, Jerry! Hi, again, everyone!

I am back and now to give more visibility of our business plan.

Eve will explore four major revenue streams, including:

•	eVTOL sales,

•	eVTOL services & support,

•	urban air traffic management, and

•	operations with partners.

We expect to reach $1.1 billion in total revenues by 2027, growing to $1.8 billion in 2028, $3.0 billion in 2029 and $4.5 billion in 2030.

I will explain in more details here how we expect to achieve this significant revenue expansion driven by these four pillars.

First: eVTOL sales.

Eve expects a steady growth in eVTOL deliveries from 340 eVTOLs in our second year of operations in 2027 to 480 in the third year (2028), reaching over 1,000 deliveries per year by 2030.

Our delivery schedule is supported by the largest eVTOL backlog in the industry, that Stein and Jerry will show in more details.

We anticipate an eVTOL list price of $3.0 million. With that, our eVTOL sales alone may account for approximately 65% of Eve’s revenues in our initial years.

Our second line of business is eVTOL services & support.

Eve expects to support not only the majority of its eVTOL fleet, but also eVTOLs from other manufacturers.

As our head of services & support described, we expect to leverage Embraer’s existing services & support network to secure eVTOL customers worldwide.

Eve expects to generate revenues of around $500,000 in services & support per eVTOL per year in a recurrent basis.

The services & support business is stable and highly recurrent representing approximately 20% of Eve’s total revenues in the initial years.

In summary, Eve’s core business of eVTOL in these 2 pillars (sales and services & support) will represent around 85% of our total revenues in the initial years of operation.

On top of eVTOL sales and services & support, Eve will also explore two other areas in the UAM ecosystem:

•	urban air traffic management software

•	and potential fleet operations with partners.

Those two areas are viewed as important enablers to the eVTOL market.

In the case of UATM software, we expect to sell software to air navigation service providers in different countries to allow them to control urban air traffic, which is critical to scale the eVTOL business safely.

In an assumption, we assume Eve’s UATM revenues to range from $50 million to $100 million per year5 overtime with a small portion of air navigation fees going to Eve.

In the case of fleet operations with partners, we believe Eve can share operating revenues and costs with some local operators in specific regions to develop the ecosystem.

In those cases, the local partners can sell tickets at around $100 dollars and have a profitable operation flying 3 to 4 hours per day.

In summary, this is our business model. If you want to clarify any point, send your question in the box below the chat, that soon I will return to another Q&A session.

See you!

Sônia Bridi - Master of Ceremony

Edu, once again, thank you very much! We’ll see you again in the Q&A session.

And for a deeper look into Eve’s partnerships, I re-invite Stein and Jerry to the studio.

Welcome!

Andre Stein – Co-CEO, Eve

Thanks, Sônia!

We are fortunate at Eve to have tremendous resources available to us through our relationship with Embraer.

Nevertheless, urban air mobility is a brand-new market, and to address this ecosystem requires additional capabilities.

In other words, we can’t do this alone.

Since we started this project, we have been building a network of industry-leading partners spanning the entire UAM ecosystem and the entire globe.

This open, collaborative approach is a core element of our growth strategy.

And I am very proud of the progress we have made to-date signing partnership agreements with leaders across the industry and in multiple continents where early adopters of urban air mobility are positioning themselves for success with Eve.

Let me give you some highlights.

First: we have our customers and fleet operating partners

We have signed agreements6 with 19 customers to-date. Among airlines, helicopter operators, ride sharing platforms and even leasing companies for a total of 1,825 aircraft.

These are leading players in their respective markets. They have deep expertise in managing fleets, operating large route networks, flying in urban environments and serving as the face to the passenger.

[5]	From 2030 onwards.
[6]	Non-binding letters of intent.

Jerry DeMuro – Co-CEO, Eve

Next, we have our infrastructure partnerships.

A new breed of takeoff and landing sites, called “vertiports”, which will comprise a large network in every city that wishes to adopt UAM.

We have formed partnerships with operators of traditional airports and private aviation terminals (FBOs), as well as vertiport specialists.

We are currently working with these partners to determine the optimal design, location and operating model of UAM vertiports.

One key function of a vertiport is to provide rapid and efficient battery charging capabilities. To that end, we have also formed partnerships with three leading firms in renewable energy to help architect this new energy-as-a-service paradigm.

Turning now to technology partnerships.

We have a rich portfolio of technology assets and development capabilities at Eve, but we also plan to leverage the expertise of best-of-breed suppliers of selected components and subsystems.

To date, we have established partnerships with several technology specialists to leverage their knowledge and resources to enhance the development of our vehicle.

Speaking of markets, Eve is focused primarily on the passenger segment of the UAM market.

To address adjacent UAM markets, we plan to align ourselves with category-leaders with well-established businesses, brands and channels.

Our work with BAE in the defense market is a great example of this collaborative approach.

Last but not least, scaling this industry requires capital.

Capital to finance the manufacturing of eVTOLs and capital to finance the purchasing of the vehicles.

We have partnered with two leaders in the aircraft leasing market, as well as top-tier financial institutions, to support our future growth.

Another example of our collaborative approach is the work we are doing with partners to define a concept of operations (or CONOPS) for UAM operations.

Through our CONOPS partnerships, we are helping define the airspace design, procedures and infrastructure required to safely integrate eVTOL operations into dense, low altitude urban airspace.

These efforts allow Eve to engage early with regulatory agencies and other key stakeholders to optimize our vehicle design and foster UAM market development by defining the rules and regulations that do not exist today.

For example, you have just seen the UAM simulations in Rio de Janeiro that we conducted in the end of last year, using a conventional helicopter and working with a dozen partners and government entities.

Our Concept of Operations in Brazil successfully mapped operation and service processes to identify the needs of users, the community and other stakeholders, and created a blueprint for future operations and regulatory framework.

We have conducted additional Concept of Operations studies in London, Melbourne Australia and Miami and have ongoing initiatives in Japan as well.

Andre Stein – Co-CEO, Eve

Now that you know more about our partner network, I want to step back and underscore a few ways that Eve is unique in the UAM industry.

First, our approach is highly collaborative. As you heard earlier today, we plan to combine the best capabilities of Eve and Embraer with the best capabilities of our world-class partners. This strength will also be a force multiplier and allow us to scale faster and more efficiently than we could on a stand-alone basis.

Second, we are open. We are taking an agnostic approach to fleet operations and service and support. What does that mean? While our business model is centered around our own eVTOL, we also plan to service other parts of the UAM ecosystem, including other parties’ aircraft. The UAM market has room for multiple winners, so we have no issues working with competitors to enable the industry to scale.

Third: we are taking a holistic approach to our partner network. Eve will address the full spectrum of requirements to allow the UAM market to thrive. We understand it is not enough to introduce a leading eVTOL. What is needed is an end-to-end experience that enables, safe, affordable and accessible urban air mobility for all passengers.

Fourth: the breadth of our experience. We are much more than an eVTOL company. The additional services and technology that comprise our ecosystem-integrator approach is not new for Embraer. Our parent company has been a leader in aviation for over 50 years. At Eve, we benefit from established excellence in aircraft design and manufacturing, service and support and air traffic management. It is this breadth of maturity and existing expertise that has attracted our partners to Eve.

I will now turn the time back to Sônia.

Sônia Bridi - Master of Ceremony

Thank you Jerry, thank you Stein!

Now I’d like to call two testimonials in a row. And both are from partners that have already ordered eVTOLs themselves.

Bryan Bedford, president at Republic Airways and Rob Simmons, Chief Financial Officer at SkyWest.

Shall we see them?

Bryan Bedford – President, Republic Airways

I’ve been in the regional airline business for more than 35 years, and almost consistently through that time I have been partnered with Embraer in one way or another. And today Republic operates over 220 large Embraer E-jets, with another 100 orders firmed for future delivery.

So, in a word I would tell you we’re excited about Eve because we are so confident in the products that Embraer produces. Not only their quality and their reliability, but the fact that they made a mission that is desperately needed.

Regional airlines are going to be at the forefront of decarbonization of intermodal travel, it’s a fact. Our business is to move small populations of people from point A to point B, and the eVTOL product that Embraer is producing, not only will meet the market demand as it evolves, but it will also be done with a level of engineering, design an quality and mission utility that I don’t think that other eVTOL producers will be capable of meeting.

What really excited me about Eve is its relationship with Embraer. The Embraer team has a 50-year history of producing some of the best engineered products in commercial aviation. Their designs are impeccable, the quality of the production is outstanding and they have a competence of having their commercial product certified across the globe. And while there are a lot of competitors in this eVTOL market, and I am sure there will be several successful entries, the fact of the matter is that very few of them have the chops, the track record of being able to be successfully certify their products across the globe, and stand behind those products with outstanding customer service and product support.

So, again, when I think about the future of eVTOL, it is hard to pick the winners and losers, but I would never bet against Embraer.

So I’m really excited about the opportunities we will have with Eve over the next 5 to 6 years.

Rob Simmons – Chief Financial Officer, SkyWest

Hi, I’m Rob Simmons, SkyWest Chief Financial Officer.

SkyWest is pleased to be a strategic partner in Eve Air Mobility’s 100% electric eVTOL aircraft. With a letter of intent for one hundred of their 4 passenger eVTOL aircraft.

This partnership further SkyWest commitment to sustainability. We believe electric and sustainable aviation will only become more important in the years and decades to come. The partnership also includes an agreement to partner on network development and vehicle design and specifications.

As the largest regional airline in the US, SkyWest is currently dispatching approximately 2,000 flights per day. The operating in network expertise required for this volume of flying combines nicely with Embraer-backed Eve’s engineering strength.

Together we have formed what we believe to be an exceptional partnership on the leading edge of electric and urban air mobility. We believe in this new partnership and that this agreement demonstrates our commitment to minimizing environmental impact and continuing to develop our roadmap to sustainability.

Just last week I got to hear Jerry and Eduardo present the Eve story at an investor conference. It was great to see how well received the story was and we’re proud to be part of it.

Sônia Bridi - Master of Ceremony

Let’s go now to the last topic of our event.

Do you remember that Flavia said she would be back?

So, the vice president of user experience will now talk about how the entire ecosystem of cities is being planned for a future of urban flights.

Please, Flavia. The stage is yours!

Flavia Ciaccia – Vice President of User Experience, Eve

Thank you, Sônia!

At Eve, we are excited about bringing quiet and clean urban air mobility to life. That’s why we’re committed to making UAM accessible so that everybody can spend more time on the things that matter.

As you have seen today, launching a safer, affordable and greener urban air mobility solution requires more than a new type of aircraft.

We will need a whole new UAM ecosystem. Ideally, one that is agnostic, integrated and equitable.

It requires to connect people, technologies and services that follow shared rules, so that the environment is ready for electric UAM and prepared for its growth, as more people want to fly.

But building a new UAM ecosystem is a big job and Eve can’t do it alone.

That’s why we’re working with governments and leading consortiums around the globe to prepare cities for the future of urban flight.

Stein and Jerry just explained that we have been working with energy companies, vertiport operators, fleet operators, booking platforms, and a lot more, to develop concepts of operations, or CONOPS.

These CONOPS help us better understand how the ecosystem will work together, what changes are needed, and where opportunities exist for new or better services.

Meanwhile, we always keep a human-centered design mindset to ensure that ecosystems support a diverse range of passengers and provide a positive UAM experience.

We need to understand what services passengers need, where they want to go, and what it will take for an UAM to be attractive and add value to their life.

As we move forward, we will continue to partner with others to learn how we can best scale UAM, and ensure we deliver value to Eve, our passengers, and our communities.

Thank you very much and I would like to call back Sônia Bridi.

Sônia Bridi - Master of Ceremony

Thank you again, Flavia!

Now, let’s hear our last testimonial from another important partner:

Manuel Entrecanales, Chairman and CEO at Acciona.

Shall we see it?

Manuel Entrecanales – Chairman and CEO, Acciona

Acciona is proud to be joining forces with Eve to develop the next generation of sustainable mobility solutions for cities.

We believe the future of transport will be shared, electric and sustainable. We also believe different types of vehicles will coexist to cover different needs. New technologies are rapidly changing the way we move.

On the ground Acciona is already a major investor in the E-vehicles and operates in e-scooter sharing service in Europe.

And the air vertical take-off and landing vehicles have attracted business fundamentals that will be a game changer in densely populated cities.

Our investment in Eve complements our urban mobility strategy. Eve’s electric aircraft will be quiet, energy efficient, nonpolluting and eventually pilotless.

With our experienced team and powerful network of partners, I believe the companies will place to deliver a sustainable and scalable solution for urban air mobility.

At Acciona we are constantly innovating to bring new sustainable solutions for a decarbonized world. Our investment in Eve, gives us a chance to play a strategic role in the expansion of urban air mobility.

It’s a great pleasure and an honor to be a part of Eve’s board, I look forward to personally meeting you all.

Thank you very much!

Sônia Bridi—Master of Ceremony

I am afraid, we have really overextended our time.

There were some questions we didn’t get to. If you have any remaining question, please send them to investors@eveairmobility.com.

They will be directed to the responsible areas and, we will do our best to answer them in time.

And with this, we close this event.

On behalf of Eve, I would like to thank you for your time. I hope you have noticed that we have spared no efforts so that you to have an event full of information, innovation and reflections.

I’d like to say goodbye, reinforcing that I loved being here today, and that I have learned a great deal.

Eve, once again, thank you for inviting me.

A good day to you all!